Cadwalader, Wickersham & Taft LLP 200 Liberty Street, New York, NY 10281 Tel +1 212 504 6000 Fax +1 212 504 6666 www.cadwalader.com

March 30, 2020

VIA EDGAR AND EMAIL TRANSMISSION

Joshua Shainess

Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Potbelly Corporation (the “Company”)
Soliciting Materials filed pursuant to Rule 13a-12
File No. 001-36104
Schedule 13D/A
File No. 005-87909
Filed on March 2, 2020 by Vann A. Avedisian Trust
U/A 8/29/85, et al. (the “Investors”)

Dear Mr. Shainess:

We are writing on behalf of the Investors in response to the comment of the staff (the “Staff”) of the Office of Mergers and Acquisitions of the Securities and Exchange Commission (the “Commission”) set forth in the letter dated March 12, 2020 (the “Comment Letter”), with respect to the above-referenced Soliciting Materials filed pursuant to Rule 13a-12 and Amendment No. 2 to Schedule 13D filed on March 2, 2020.

For your convenience, the comment from the Comment Letter is restated in italicized type prior to the Investors’ response.

1.

Refer to row 2(b) of the respective cover pages in your amended Schedule 13D filed March 2, 2020. Notwithstanding the apparent decision by each of the reporting persons to disclaim membership in a group, please provide us with a brief analysis as to whether or not the parties constitute a group within the meaning of Rule 13d-5(b) given the existence of a joint filing agreement and a coordinated effort to engage in a solicitation subject to Regulation 14A. At a minimum, it appears as though the parties are acting as a group for the purpose of holding the issuer’s equity securities.

In response to the Staff’s comment, an amendment to Schedule 13D (“Amendment No. 3”) reflecting this comment was filed on March 18, 2020.

* * *

Please do not hesitate to contact me at 212-504-6790 if there are any comments or questions concerning the foregoing or if I can be of assistance in any way.

Sincerely,

/s/ Daniel P. Raglan
Daniel P. Raglan

cc:	Vann A. Avedisian